UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 3, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: September 3, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer

TIM

TIM BRASIL DAY 2022

CONNECTIONS HAVE EVOLVED, **SO HAS TIM.**

<04/MAIO> <SÃO PAULO>

DISCLAIMER

This presentation **contains declarations that constitute forward-looking statements** regarding the intent, belief or current expectations of value creation, customer base dynamics, estimates regarding future financial results and other aspects of the activities.

Analysts and investors are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date of this presentation. TIM S.A. undertakes no obligation to release publicly the results of any revisions to these forward-looking statements, those do not represent necessarily a formal guidance.

Such **forward looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those projected** as a result of various factors.

Financial figures are presented considering impacts from IFRS 16 adoption, unless otherwise indicated. Normalized numbers in this presentation are adjusted by the effects described in footnotes.

(1) Operating Costs normalized by: payroll expenses related to the acquisition of Oi's mobile assets (+R$ 11.8 million in 1Q22), expenses with specialized legal and administrative services (+R$ 8.4 million in 1Q22 and +R$ 34.8 million in 4Q21), sale of the control over the investment in the company I-Systems (-R$ 782.2 million in 4Q21) and expenses with consulting firm for the acquisition project of Oi's mobile assets (+R$ 4.3 million in 4Q21). Net Income normalized by: tax credit and other effects (-R$ 6.9 million in 1Q22 and -R$ 13.3 million in 4Q21) and impact from deferred and current taxes over the revenue generated through the I-Systems transaction (+R$ 509.2 million in 4Q21). Normalized Capex excludes the impacts related to the acquisition of the frequency auction licenses (R$ 3,585 million in 4Q21).

WHO IS RUNNING THE SHOW?



Alberto Griselli
Chief Executive Officer



Camille Faria
Chief Financial and Investor Relations Officer



Leonardo Capdeville
Chief Technology Information Officer



Mario Girasole
Regulatory and Institutional Affairs Officer



Renato Ciuchini
New Business and Innovation



Fabrizio Bozzetto
Strategy, Customer Experience & Data Governance



Maria Russo
Human Resources & Organization Officer



Jaques Horn
Legal Officer



Bruno Gentil
Business Support Officer

TIM BRASIL DAY 2022 AGENDA

	#	Speakers	Time
Opening remarks & 1Q22 update	1	Speakers: Alberto Griselli, Camille Faria	9:00 – 9:30
Our aspiration	2	Alberto Griselli	9:30 – 9:40
How we will reach our aspiration	3	Alberto Griselli, Leonardo Capdeville, Renato Ciuchini	Mobile 9:40 – 10:10 Broadband 10:10 – 10:25 B2B 10:25 – 10:35 Beyond Connectivity 10:35 – 10:50
Best value proposition for the investor community	4	Mario Girasole, Camille Faria	11:00 – 11:20
Closing remarks and Q&A	5	Top management	11:20 – 12:00

1Q22 IS ONLY THE BEGINNING OF A GREAT NEW CHAPTER...

STRONG RESULTS ALL AROUND...

+8.4%
Service revenue YoY growth in 1Q22

+5.1%
EBITDA YoY growth in 1Q22

+7.6%
Mobile ARPU YoY growth in 1Q22

5G
Standalone **CORE NETWORK** fully **IMPLEMENTED**

4.8%
Of C6 Bank total Equity Stake[1] in the 1Q22

TIM LIVE
NEW CITY LAUNCH: JOINVILLE

Commercial **PARTNERSHIP** with **APPLE** (devices + music)

1st time
in the ***Sustainability Yearbook*** from S&P Global

OI DEAL CLOSING IN APRIL

(1) Estimated indirect stake considering the right to exercise subscription bonuses equivalent to approx. 4.4% of C6's share capital (see note 36 of the Financial Statements) and an additional 0.36% registered in April/22

SUBSTANTIAL CONTRIBUTION FROM ALL REVENUE SOURCES BOOSTED TOP LINE GROWTH

Total net revenue growth reached 8.9% (YoY), with strong expansion in mobile services (+8.6% YoY)

Total net revenue growing high single-digit
(R$ Mln)



+ 8.9%
4,340
300
18
21
16
32
4,727
MOBILE
+ 8.6%
+ 5.7%
+ 28.7%
1Q21
Client generated
Customer platform
ITX and others
Fixed
Products
1Q22

RECORD HIGH MOBILE REVENUE GROWTH

POSTPAID NET REVENUE

+8.2%
YoY in 1Q22

Results from volume-to-value strategy

PREPAID NET REVENUE

+3.2%
YoY in 1Q22

Commercial initiatives contributing to recovering trend

TIM LIVE

+10.2%
YoY in 1Q22

Tim live: a solid contribution in 1Q22

CUSTOMER PLATFORM NET REVENUE

+2.1x
YoY in 1Q22

Initiatives beyond the core are contributing to revenue growth

VOLUME-TO-VALUE STRATEGY BEARING FRUITS

Migration to high-value offers is driving postpaid revenue to accelerate in 1Q22

Improve value proposition and experience to clients

New launches


TIM
Music

Partnership with Apple: Apple Music launch and discounts on Iphone 12. Improving value proposition through differentiated offers

New campaign


TIM

Lauching of the new campaign "*A música não para*" ("Music doesn't stop"), which reinforces the importance of music as a pillar of brand communication. The campaign also celebrates TIM as the official sponsor of the Rock in Rio Brasil festival

ANOTHER STRONG QUARTER IN OPERATIONAL AND FINANCIAL METRICS

ARPU expansion amid consistent churn improvement

Postpaid ARPU (ex-M2M)
(R$/mo)


45.3
3.1%
46.8
1Q21
1Q22

Price-up will impact from 2Q22

Quarterly churn postpaid (ex-M2M)
(%)


1Q21
2Q21
3Q21
4Q21
1Q22
-0.6pp

Postpaid revenue increase accelerated
(YoY)


3.9%
8.9%
5.3%
3.7%
8.2%
1Q21
2Q21
3Q21
4Q21
1Q22

TREND INVERSION IN PREPAID, RETURNING TO POSITIVE GROWTH

3.2% YoY growth in 1Q22 as result of our commercial strategy and better external environment

Prepaid revenue on positive trend
(YoY)



5.3%
3.2%
-4.1%
-4.2%
-3.7%
1Q21
2Q21
3Q21
4Q21
1Q22

+2.9% YoY in recharge sell out...

Recharges sell-out
(R$ Mln)



+ 2.9%
1Q21
1Q22

... Due to rechargers base recovery and spending returning to positive side

Rechargers up by **+1.8%** YoY in 1Q22

Spending up by **+1.1%** YoY in 1Q22

RECHARGE AND OFFER PORTFOLIO REVIEW

- Strategy to go beyond gigas and improve clients' spending
  - Increase of minimum recharge (from R$ 10 to R$ 12)
  - Regionally adjusting promotions

EXTERNAL ENVIRONMENT

- High inflation, indebted families, family income under pressure;
- Uneven post-pandemic recovery;
- Government incentives supporting consumption;

NEW SALES CHANNEL



Launch of TIM+ Vendas app:
- GIG economy initiative for independent resellers
- Innovation for alternative channels

TIM LIVE: ADJUSTING THE STRATEGY TO ACCELERATE

FTTH growth resuming geographical expansion and exploiting opportunities in areas we already cover by swapping FTTC to FTTH

RESUMPTION OF GEOGRAPHIC EXPANSION WITH AN ASSET LIGHT APPROACH

- One more city covered: Joinville NEW
- Two big cities scheduled to be launched during 2022
- Rollout acceleration as I-Systems is becoming fully operational


TIM LIVE
ULTRAFIBRA
CHEGOU EM
JOINVILLE
REVOLUCIONE A INTERNET
DA SUA CASA COM ATÉ
1 GIGA DE VELOCIDADE.
TIM
0800 880 4141
TIMLIVE.TIM.COM.BR

STRATEGY FOCUSED IN FTTH GROWTH

Transforming customer base profile...
(000)


662
+4.2%
689
329
-23.4%
252
FTTC
333
+31.4%
438
FTTH
1Q21
1Q22

Improving revenue mix to a higher value service
(R$ Mln)


174
+10.2%
192
FTTC and others
FTTH
1Q21
1Q22

BETTER SERVICES, BETTER OFFERS AND COMPETITIVE PRICE

- BEST broadband service[1]
- Premium price maintenance


TIM LIVE
ULTRAFIBRA
A MELHOR BANDA
LARGA DO BRASIL,
ELEITA PELO ESTADÃO.
300
MEGA
R$ 93,50
CONTRATE JÁ
TIM

(1) Ranking Estadão: https://publicacoes.estadao.com.br/melhores-servicos/categorias/

STRONG EBITDA[1] ACCELERATION DESPITE COST PRESSURES...

EBITDA
(R$ Mln)



EBITDA Margin[1]
46.6%
+5.1%
44.9%
2,020
2,123
1Q21
1Q22

Excluding the impacts related to I-Systems costs for a cleaner comparison: **EBITDA would be up by +8.8% YoY and margin would be stable**

Opex
(R$ Mln)



+9.1%
+12.3%
2.319
2.604
2.529
1Q21
1Q22
1Q22*

*excluding I-Systems effects

Costs pressures should reduce throughout the year, but I-Systems becomes a "new line"

(1) EBITDA normalized for non-recurring items.

...WITH EFFICIENT CAPEX ALLOCATION

Capex evolution
(R$ Mln)



1,324
1,328
+ 0.3%
Capex 1Q21
Network, IT and others
5G netowrk
Spectrum auction
Oi integration
I-Systems
Capex 1Q22

...RESULTING IN A SOLID CASH GENERATION

EBITDA - Capex
(R$ Mln)



% Net Revenues
16.0%
16.8%
696
795
+14.2%
1Q21
1Q22

Robust level of EBITDA growth driven by service dynamics, combined with **investments applied in an efficient manner,** resulted in a boosted **Cash Generation**

ROBUST CASH POSITION, PROVING OUR BUSINESS LIQUIDITY AND FINANCIAL STRENGHT

TIM's starting the year disbursing some of the main obligations of the year

1Q Main cash outflows

(R$ Mln)



9,797
-298
-1,090
-333
8,076
- 1,721
4Q21
Anatel Fees (Condecine + CRFP)
Spectrum Auction
Others
1Q22

Higher capacity to manage indebtedness, opening space to improve our capital structure:

(R$ Mln)



-0.5%
+58.2%
5,917
3,723
5,888

Net Debt / EBITDA LTM		1Q21	4Q21	1Q22
	Reported	0.70x	0.43x	0.67x
	After Lease	-0.34x	-0.75x	-0.55x

Main events that will impact cash flow in 2022:

- **Anatel fees:** TFF remains under suspension (total ~R$ 1.6 bln)
- **Spectrum auction:** R$ 1.4 bln until December
- **Oi assets acquisition:** R$ 6.3 mln paid in April+ R$ 0.6 bln (amount retained)
- **1st IOC tranche:** R$0.2 bln paid in April

INVESTOR DAY 2022 AGENDA

		Speakers:	
Opening remarks & 1Q22 update	1	Alberto Griselli Camille Faria	9:00 – 9:30
Our aspiration	**2**	Alberto Griselli	9:30 – 9:40
How we will reach our aspiration	3	Alberto Griselli Leonardo Capdeville Renato Ciuchini	Mobile 9:40 – 10:10 Broadband 10:10 – 10:25 B2B 10:25 – 10:35 Beyond Connectivity 10:35 – 10:50
Best value proposition for the investor community	4	Mario Girasole Camille Faria	11:00 – 11:20
Closing remarks and Q&A	5	Top management	11:20 – 12:00

MUSIC CAMPAIGN



https://www.youtube.com/watch?v=6nOmYZKLlhY



STRONG START IN A TRANSFORMATIONAL YEAR

First steps of many towards our next 6 years aspiration…

WE ARE NOW THE MOST PROFITABLE COMPANY IN THE LATAM TELECOM SPACE, WITH A CLEAR PATH TO CREATE VALUE

Performance-driven market leader...



OPCF(1) / revenue
(2021, %)
TIM
24%
LIBERTY
23%
américa móvil
21%
Claro-BR
10%
vivo
18%
tigo MILLICOM
16%
MEGACABLE
11%
EBITDA margin
(2021, %)
MEGACABLE
49%
TIM
48%
vivo
41%
américa móvil
38%
Claro-BR
39%
LIBERTY
38%
tigo MILLICOM
35%

...But with a significant upside to be captured



EV / EBITDA 2022E(2)
(x)
américa móvil
6.1x
LIBERTY
5.2x
vivo
5.2x
MEGACABLE
4.4x
TIM
3.7x
tigo MILLICOM
4.4x
Upside to target price(2)
(%)
LIBERTY
46%
TIM
38%
MEGACABLE
38%
vivo
6%
américa móvil
4%
tigo MILLICOM 3
94%

Note: Data considers IFRS 16 effects. CAPEX excludes 5G license acquisition. (1) OPCF = (EBITDA - CAPEX); (2) Bloomberg and broker research (3) Millicom has announced an equity offering creating a technical overhang for the stock

THE ACQUISITION OF OI MOBILE ASSETS IS A GAME CHANGER FOR TIM...

TIM is now better positioned to be a robust national player...

- Improved scale and new revenues opportunities
- Higher efficiency due to additional spectrum
- Capture value from infra overlap

TIM's national market share
(Dec/21)


Pre-Oi
~20%
~27%
With Oi
13.1%
21.2%
23.3%
26.5%
11.2%
26.8%
18.2%
25.0%
31.5%
36.8%

...with the broadest coverage in the country

- #1 in cities covered
- #1 in population served
- #1 in spectrum per client

OI ACQUIRED CLIENTS ARE STRATEGICALLY COMPLEMENTARY TO TIM'S PRESENCE IN REGIONS WITH LOWER MARKET SHARE

... WITH POSITIVE IMPACTS IN ALL FRONTS, CREATING R$ 16 TO 19 BLN IN VALUE, MORE THAN 2X WHAT WE PAID FOR THE ASSETS

COMMERCIAL RELATED	+	INFRASTRUCTURE RELATED	+	ADDITIONAL UPSIDES

Value Creation Drivers

Commercial related

- Increased scale and fixed cost dilution
- Migration to more sustainable churn levels
- Shift in competitive dynamics: customer experience as a key differentiator
- Creation of new revenue opportunities

Infrastructure related

- Network CAPEX and OPEX savings from additional spectrum availability
- Relevant site overlap allowing for significant OPEX/leasing synergies

Additional upsides

- Tax Effects
- Accelerated site decommissioning
- Additional equity stakes in partners coming from our Customer Platform strategy (not quantified)

Value Creation NPV (1)

Commercial related	Infrastructure related	Additional upsides	
R$ 4 – 5 billion Immediate benefit from increased scale (6-12 months to start materially benefiting)	**R$ 12 – 13 billion** Additional spectrum allows for savings shortly after closing	**~R$ 0.7 billion** After transition phase	**~R$ 0.3 billion** Decommission starts in 3Q22

NET VALUE CREATION = R$16-19BLN - R$7.3 BLN (acquisition) = R$8.7 TO 11.7 BLN

Note: (1) Value Creation is net of costs to achieve.

OUR ASPIRATION COMBINES BOLD EXPECTATIONS FOR VALUE AND GROWTH PLAYS...

We are strengthening our core business to generate cash-flow to sustain new avenues of growth and increase shareholder remuneration

Strengthening the core

Value Play

MOBILE
Revenue Growth

1.5x

Become **THE BEST MOBILE OPERATOR** in Brazil

Growth Play

BROADBAND
Revenue Growth

2-3x

GROWTH ACCELERATION through the new asset light model

Accelerating growth beyond connectivity

Exponential growth play

B2B/IOT TECH
Revenue Growth

10x

+ equity monetization

SCALE-UP OUR PRESENCE in the B2B/IOT tech arena

CONSUMER PLATFORM
Revenue Growth

2.5x

+ equity monetization

EXPAND OUR PARTNERSHIPS and evolve our strategy

EV/EBITDA

THIS UNIQUE COMBINATION OF ELEMENTS WILL RESULT IN THE BEST VALUE PROPOSITION FOR THE INVESTOR COMMUNITY

Growth

Pursuing accretive growth opportunities aligned with our strategy

Service Revenues going **FROM MID-SINGLE DIGIT TO HIGH SINGLE-DIGIT** growth

Profitability

Digital transformation and cost control initiatives to maintain efficiency as a key differentiator

EBITDA Margin stable during the 3-years plan, **FCF MARGIN CONSISTENTLY GROWING**

Value

Focus on capital structure, while increasing yield to our shareholders

DIVIDEND EXPANSION following consistent **FCF GROWTH**

ESG

ESG agenda **EMBEDDED IN THE BUSINESS STRATEGY**

Consistently delivering improvements in all KPIs

INVESTOR DAY 2022 AGENDA

		Speakers:	
Opening remarks & 1Q22 update	1	Alberto Griselli Camille Faria	9:00 – 9:30
Our aspiration	2	Alberto Griselli	9:30 – 9:40
How we will reach our aspiration	**3**	Alberto Griselli Leonardo Capdeville Renato Ciuchini	Mobile 9:40 – 10:10 Broadband 10:10 – 10:25 B2B 10:25 – 10:35 Beyond Connectivity 10:35 – 10:50
Best value proposition for the investor community	4	Mario Girasole Camille Faria	11:00 – 11:20
Closing remarks and Q&A	5	Top management	11:20 – 12:00



MOBILE

STRENGTHEN OUR CORE TO BE RECOGNIZED AS THE BEST MOBILE OPERATOR IN BRAZIL

STRENGTHEN OUR CORE TO BE RECOGNIZED AS THE BEST MOBILE OPERATOR IN BRAZIL

Market size
(R$ Bln)



1.2x
Market growth
67
82
2021
2027

Overall market will grow in line with inflation in a combination of: 5G and new market structure

TIM strategic moves



1.5x
TIM growth
2021
2027

TIM has a larger benefit coming from Oi subscriber base

MOBILE

OUTGROWING THE MARKET...

1. **BEST OFFER**
   Innovation as a core differentiator
2. **BEST SERVICE**
   A long journey towards customer experience excellence
3. **BEST NETWORK**
   Become the winner in network quality race

Evolving from the most claimed operator to **the one** with the **best customer experience**

1 BEST OFFER - TIM HAS BEEN ON THE FOREFRONT OF INNOVATION IN THE PAST YEARS, AND WE WILL CONTINUE TO DRIVE INNOVATION THROUGH CONTENT AND PARTNERSHIPS

MOBILE

2019

Netflix
1st Telco to partner with Netflix – TIM Black Bundle



NETFLIX
60GB

2020



NETFLIX
HBO GO
YouTube Premium

Choice Bundle
1st Telco to release choice bundle

1H 2021

Music to All Segments
Only operator to offer music to Pre-Paid, Control and Post- Paid Segments

2H 2021

Choice Bundle Evolution
Boost content portfolio by building new partnerships

HBO max
Paramount+

1Q 2022

Apple Music
Exclusively Partnership with Apple Music



Music

2Q 2022

Innovation
- TIM in the Sky
- Plans integrating Pix as a core feature for payments

3Q 2022

Rock in Rio Sponsorship
Sponsoring one of the largest music festivals in the world to reinforce our music DNA as brand attribute

MOTHER'S DAY CAMPAIGN


TIM
BLACK

https://www.youtube.com/watch?v=waPHyqXB85E

2

BEST SERVICE - WE AIM TO BECOME THE MOST PREFERRED TELCO IN BRAZIL

MOBILE

Digital interactions & Self-caring

Innovation in serving our customers

Customer experience & journey improvements

2021

>80%
self-healing

Concierge & AI
to exceed customer expectations

>2x
NPS caring in 2 years

Key achievements

ANATEL Consumidor.gov, customer satisfaction


TIM
P2
P1
1Q20
1Q21
1Q22

Leaders for the last 13 months

RECLAME AQUI, rating


Not recommended
Excellent
8.0
RA1000
2020
May-22
2022

BEST NETWORK COVERAGE

TIM


MELHOR EXPERIÊNCIA
VÍDEO E VIDEOCHAMADA

https://www.youtube.com/watch?v=LQH2Lt1i3Dg

3 BEST NETWORK – INNOVATION AS A KEY ELEMENT TO OVERCOME THE STRUCTURAL (SPECTRUM + COVERAGE) GAP VERSUS PEERS

TIM has struggled with important gaps, mainly in spectrum and coverage reach

Spectrum – National Average[1] (MHz)


TIM
118
P1
148
P2
176
+25%
+49%

To overcome this challenge, TIM innovated in distinct areas and that became a central pillar of our DNA

A Spectrum Refarming



B New Technologies: VoLTE & M-MIMO


Volte

C Special Projects: Sky Coverage



(1) Pre-deal (w/o 5G spectrum: TIM acquired nationwide 100 MHz in 3.5 GHz Band and 2.3 / 26 GHz Bands in strategic regions).

BEST NETWORK – 1ST IN BRAZIL TO REFARM 2G/3G SPECTRUM TO 4G, REDUCING THE IMPACT OF THE SPECTRUM GAP AND CLEARING THE WAY TO SECURE OUR LEADERSHIP IN 4G COVERAGE

4G COVERAGE PER YEAR



Cities (#)
98%
of urban population covered
5000
4000
3000
2000
1000
0
2014
2015
2016
2017
2018
2019
2020
2021
2022
TIM
P1
P2
P3

SPECTRUM REFARMING EVOLUTION



Cities (#)
1800 MHz
2,116
2,540
850 MHz
314
643
2100 MHz
179
354
EoY 2017
EoY 2021

Source: Company numbers and Teleco (www.teleco.com.br)

3 BEST NETWORK – 1ST AND LEADER IN BRAZIL TO DEPLOY NEW TECHNOLOGIES LIKE VoLTE AND M-MIMO LEVERAGING 700 MHZ FREQUENCY

MOBILE

URBAN POP. COVERED (%)

VoLTE


97%

4.7k cities
(+3% YoY)

LTE 700


94%

4k cities
(+3% YoY)

1ST TO USE M-MIMO IN 4G FDD[1]


30000
25000
20000
15000
10000
5000
0
User DL (thoughput (Kbs)
0
20
40
60
80
100
120
DL Traffic (GB)
Massive MIMO
2T3S

DL THP @ 45 GB Traffic

M-MIMO **12 Mbps**

2T3S **2.8 Mbps**

4.2X CAPACITY GAIN

(1) Largest operator to use this technology in the world, outside China.

3 BEST NETWORK – LARGEST 4G COVERAGE IN BRAZIL, TAKING ADVANTAGE OF SPECIAL PROJECTS TO GO WHERE NO ONE IS COVERING

MOBILE

SKY COVERAGE



Single Layer
(LTE 700 MHz)
Solar
Panel
Tx
Satellite
Simplified
Infra
20, 40, 60
meters towers

THP
20/5 Mbps

AUTONOMY
3 hours

AVAILABILITY
99.5%



Covering the uncovered

New infrastructure concept using Solar + Satellite

Backhaul reducing cost to cover new areas

3 BEST NETWORK – NOW, A NEW SET OF ASSETS IS CREATING AN UNIQUE MOMENT AND PAVING THE WAY TO AN UNDISPUTABLE NETWORK LEADERSHIP

MOBILE

Assets acquired in the deal with Oi

Closure of the spectrum gap will allow to improve customer experience and increase network efficiency

Oi deal increased TIM's spectrum[1] by 21%, securing the first place in spectrum per subscriber

Spectrum per subs[1]



4.1
3.3
3.6
TIM
P1
P2

49 MHz of additional spectrum in bands 900 MHz, 1.8 GHz, 2.1 GHz and 2.6 GHz

Reducing operational cost decommissioning 60% of the Oi sites

TIM is developing a strategy to accelerate the site optimization plan, reaching "end-game" by the end of 2024

Accelerated Site Deactivation Plan



7.2k
-60%
~2.8k
2022
2023
2024
2025
2026
2027
2028
2029
2030

The execution of the plan is NPV accretive but may generate higher short-term cash-out due to early termination penalties of tower contracts

New network grid to improve indoor coverage and new cities, consolidating TIM as the largest coverage in Brazil

After integration clients will benefit from additional footprint (new cities) and better indoor coverage

Expected Cities Covered in May22



1,844
3,262
264
Only
TIM
Cities TIM and Oi are present
Only
oi

- 1,844 new cities for Oi former clients;
- 264 new cities for TIM actual clients;
- 3,262 cities with indoor coverage improvements for all clients

(1) Considers total spectrum after Oi acquisition plus 2021 spectrum auction excluding 26 GHz and dec/21 customer base.

3 BEST NETWORK – NOW, A NEW SET OF ASSETS IS CREATING AN UNIQUE MOMENT AND PAVING THE WAY TO AN UNDISPUTABLE NETWORK LEADERSHIP

5G auction is unlocking the opportunity to become the best network in the country in all technologies

TIM acquired with a disciplined approach different frequencies...

3.5 GHz



100 MHz

2.3 GHz

0 MHz
40 MHz



26 GHz

200 MHz
600 MHz



...besides improving CEX (Speed and Latency) and New Services (Revenues)

Latency
Milliseconds


2-5%
4G
5G

Speed
Mbps


20-100x
4G
5G



Industry / Automotive
(Stellantis)

→



Agrobusiness
(ConectarAgro)

→


WIP

Smart Cities

3 BEST NETWORK – ... AND OUR INVESTMENTS IN 5G WILL BE A KEY DRIVER FOR EFFICIENCY AS WELL

Reduced Cost

Cost/GB in R$


30-40%
4G
5G

Increased Scale

5G traffic penetration of total traffic (%)


Revision Aggressive
Revision Mid
Plan
In 4G cicle, it took 4.5 years to overpass 50% of the traffic
0%
10%
6%
2%
24%
15%
6%
41%
29%
17%
60%
47%
34%
2021
2022
2023
2024
2025

1% in increase in 5G penetration

↓

1% improvement in 5G capex efficiency

Potential savings of R$ 600 mln in CAPEX until 2024 (upside to the guidance)

REMAINING IN A FRONTIER OF INNOVATION (FUTURE PROOF I NVESTMENT)

1st Operator to launch 5G SA Core in LATAM

TIM launches the first Core 5G SA network in Latin America

Bnamericas
Published: Saturday, March 19, 2022

TIM Brasil completes 5G standalone core

telecompaper

NEWS | WIRELESS | BRAZIL | 21 MAR



Record 5G Cell Capacity: 100 MHz @ 3.5 GHz → 7.1 Gbps Total

Refarmed FDD M-MIMO 4G to 5G: 20 MHz @ 1800 MHz → 1.4 Gbps Total


Up to 8x Capacity Gain! 7Gbps VS 840Mbps
Average Cell DL Peak Rate(Mbps)
DL MU-MIMO: Off vs On
Average Cell Rate: 7Gbps
Average Cell Rate: 840Mbps
Average User DL Peak Rate(Mbps)
Average User Rate: 877Mbps
Average User Rate: 105Mbps

5G World Record Updated in TIM Brazil!

- During the field tests, in April 2022 TIM & Huawei together validated the **World Highest 5G Cell Throughput in Field: 7.1 Gbps** basing on **100 MHz bandwidth over 3.5 GHz** frequency.
- Refarming 4G spectrum on existing **M-MIMO radio** solution, we achieved **1.4 Gbps in 5G**, basing on **20 MHz bandwidth over 1.8 GHz** frequency (**World First @1.8Ghz M-MIMO – FDD)**


Proved 2019
Proved 2022
3x~5x
6x~9x
+3dB
+8dB
4G 2T2R
4G FDD M-MIMO
5G FDD M-MIMO


FDD MM NR Brings 9x Cell Capacity Gain
~1.4Gbps
Cell Throughput @1.8G FDD MM NR 20MHz
vs
1.8G 2T2R 20MHz ~150Mbps

3 BEST NETWORK – WIDENING THE GAP TO BECOME THE CLEAR WINNER IN THE NETWORK QUALITY RACE

MOBILE

After the Oi transaction, for the first time, TIM has the leadership in covered cities and population served in Brazil



5,370 TIM
5,047* P1
4,801* P2
4,105
4,020
3,643
2016
2017
2018
2019
2020
2021
May/22
* Estimated after OI merge

And already has the best network in Video and VideoCall



TIM
Imagine as possibilidades
MELHOR EXPERIÊNCIA
VÍDEO E VIDEOCHAMADA
A MAIOR COBERTURA 4G DO BRASIL.
AGORA COM O 5G.
REDE TIM. PODE CONTAR.
4G 5G
OPENSIGNAL

COVERAGE STRENGTHENING BY 2024

NETWORK QUALITY >	**+150%** Throughput rate (mbps)				
SERVICE COVERAGE >	**100%** Share of urban pop. covered by 4G (%)	**100%** Cities covered with 4G (%)			
FIBER COVERAGE >	**+85%** Mobile network sites leveraging fiber (#)	**+41%** Cities connected with optic solution (#)			

INVESTOR DAY 2022 AGENDA

Opening remarks & 1Q22 update	1	Speakers: Alberto Griselli Camille Faria	9:00 – 9:30
Our aspiration	2	Alberto Griselli	9:30 – 9:40
How we will reach our aspiration	3	Alberto Griselli Leonardo Capdeville Renato Ciuchini	Mobile 9:40 – 10:10 Broadband 10:10 – 10:25 B2B 10:25 – 10:35 Beyond Connectivity 10:35 – 10:50
Best value proposition for the investor community	4	Mario Girasole Camille Faria	11:00 – 11:20
Closing remarks and Q&A	5	Top management	11:20 – 12:00

BROADBAND

GROWTH ACCELERATION THROUGH THE NEW ASSET LIGHT MODEL

GROWTH ACCELERATION THROUGH THE NEW ASSET LIGHT MODEL

Market size
(R$ Bln)

1.4x
Market growth


46
65
2021
2027

+10M new customers in the market by 2027

TIM strategic moves

2-3x
TIM growth


2021
2027

1. **Massive FTTC to FTTH customer migration** to maximize customer experience and profitability while **accelerating our footprint expansion** through I-Systems and other partnerships

2. **Enhance our value proposition** and **launch convergence play** (mobile + broadband) with better trade-off between volume and value

TIM LIVE 1GB


TIM LIVE
TIM LIVE
ULTRA
FIBRA

https://www.youtube.com/watch?v=5mgdsAykNuM

1

IN 2022, WE ARE FOCUSING ON A MASSIVE FTTC MIGRATION TO MAXIMIZE CUSTOMER EXPERIENCE AND PROFITABILITY, WHILE EXPANDING COVERAGE THROUGH I-SYSTEMS

Current Footprint



31 cities

6M homes passed (55% FTTH)

~10% HCs/HPs1

Massive FTTC Adoption



Share of customers, %
100
75
50
25
0
2020
21
2022
FTTC
FTTH

>50%

of new HPs are brownfield in 2022, from 20% in 2020

Footprint expansion

- **Focus on brown field areas with I-Systems** in the short term
- **Accelerate FTTH** network occupation
- **Deploy smart approach** investing in strategic areas with I-Systems

10MM+

HPs expansion until 2027

WE WILL BECOME "MUCH MORE LIVE, EVEN MORE TIM" BY EXPLORING SYNERGIES WITH MOBILE FOLLOWING A PAY AS YOU GROW APPROACH

OUR CONVERGENCE PLAN

Brand

Become "Much more Live, even more TIM" leveraging our strong brand in mobile – effectively capture brand synergies

Offer

Explore broader range of offerings to retain and convert customers and expand products purchased

Go-to-market

Combine enhanced digital CX with humanized care

Leverage commercial fixed-mobile synergies (presential PoS and explore digital presence with a lower CAC)

Focus on customer value, No need to rush on volume to justify network capex

ainda + TIM
muito + LIVE

BEST MARKET TRADE-OFF BETWEEN VOLUME AND VALUE

WE ARE EVALUATING M&A OPPORTUNITIES

EV/Customer have been decreasing in the last years...

Estimated EV/Customer evolution

(BRL)


6-7k
2.5-3.5k
2-2.5k
IPOs (Jul/21)
2H21
1H22

... and we see room for market consolidation

Market share of ISPs

(%)


19
15
4
3
3
3
2
2
2
2
2
P1
P2
P3
P4
P5
TIM
P7
P8
P9
P10
P11

IN ADDITION, WE WILL DEPLOY AN OPPORTUNISTIC APPROACH IN FWA, COMPLEMENTING OUR FIBER PLAY

FWA Potential Market in 2024

Target segment: **2-3 M access**

ARPU: **BRL 80-100**

Market Value: **BRL 2-4 Bln**

Challenges to Unlock FWA Opportunity

CPE cost (today ~ USD 250-400)

5G Coverage to meet customer demand

Go-to-market approach (pull x push, last mile delivery)

Our Approach

Selective

monetize 5G coverage in regions with lower mobile market share

Complementary

create bundle with mobile services for high-end customers

Flexible

adapt and change go-to-market depending on technological evolution

Note: Low speed = access below 34Mbps except FTTH and Cable

INVESTOR DAY 2022 AGENDA

		Speakers:	
Opening remarks & 1Q22 update	1	Alberto Griselli Camille Faria	9:00 – 9:30
Our aspiration	2	Alberto Griselli	9:30 – 9:40
How we will reach our aspiration	3	Alberto Griselli Leonardo Capdeville Renato Ciuchini	Mobile 9:40 – 10:10 Broadband 10:10 – 10:25 B2B 10:25 – 10:35 Beyond Connectivity 10:35 – 10:50
Best value proposition for the investor community	4	Mario Girasole Camille Faria	11:00 – 11:20
Closing remarks and Q&A	5	Top management	11:20 – 12:00

B2B/IOT TECH

SCALE-UP OUR PRESENCE IN THE B2B/IOT TECH ARENA

WE WILL SCALE-UP OUR PRESENCE IN THE B2B/IOT TECH ARENA

Market size
(R$ Bln)

4x
Market growth[1]



25
6
2021
2027

Driven by increased adoption among verticals and 5G opportunities

TIM strategic moves

10x
TIM growth by 2027



2021
2027

TIM

1. **Select use case verticals**
2. **Partner with industry leaders**
3. **Develop solutions in specific ecosystems**

(1) IoT connectivity and services

MANY SECTORS PRESENT BUSINESS OPPORTUNITIES FOR TIM TO BECOME A FULL VERTICAL ORCHESTRATOR

Promising vertical opportunities to be pursued by TIM in Brazil *(not exhaustive)*

	Agriculture	Logistics	Mining	Utilities	Healthcare
	Connectivity as enabler to increase productivity	Monitoring and planning to optimize fleet utilization	Automated or remote drilling to improve safety and efficiency	Infra for meter reading, distribution automation and field workers	Remote care to reduce treatment costs
Why the market is relevant	**#1** Exporter of soy, beef, poultry, coffee, sugar and oranges	**1.7M** km of highways, 4th largest network in the world	**#2** in iron ore production, 16% of world's total	**+150M** meters (electric 85M, water 45M, gas 20M)	**50M** Brazilians pay for private insurance, 160M potential customers
Where we stand	**Recognized value proposition leadership**	**Scaling up our positioning through relevant partnerships**		**Testing use cases attractiveness and exploring the ecosystem**	

TIM AGRIBUSINESS


4G
TIM NO CAMPO

https://www.youtube.com/watch?v=1AozA5doQ1M

2

WE ARE PARTNERTING WITH MANY INDUSTRY LEADERS AND LEAD THE IOT OPPORTUNITIES IN AGRI

B2B/IOT TECH

IoT businesses in 2021 vs 2020: 2x service revenue

Leading in the Agri space

Connectivity is key for digitalization, productivity gains and rural population social inclusion and we are the leaders...

7Mln	13Mln	25k+	900k+
hectares of 4G covered area (TIM *no Campo*)	hectares of NB-IoT covered area	km roads	people in rural areas

... having established partnerships with major players

INSOLO

Launch of 1st 5G farm in Brazil

citrosuco, Jalles Machado, Amaggi, Cargill, SLC Agrícola, agropalma, adecoagro, Santa Vitória, cmi

- 1st global exporter of orange juice
- 1st exporter of organic sugar in Brazil
- 1st exporter of soy in Brazil
- 1st in productive area

Scaling up in Logistics and Mining

Utilities

5G SA pilot in São Paulo

Amazônia *"Luz para Todos"* project

enel, energisa, engie

Mining

Main plants of Alcoa, Anglo American, and Lundin are using our technology

AngloAmerican, ALCOA, lundin mining

Logistics

100k+ cars already connected with our 4G services (new Top of the Line launches)

1st LTE 5G SA and Edge Computing project on Industry 4.0 in the country



STELLANTIS

GETRAK

WE ARE ALSO CREATING A STRONG ECOSYSTEM TO EXPAND OUR PRESENCE IN THE SOLUTION AND SERVICES LAYER

The market for solutions and services related to connected applications will grow faster than for connectivity

accenture ENGINEERING Microsoft Telit



Revenues (US$ Bln)
SOLUTIONS AND SERVICES
6.2x SIZE
4.5x SIZE
With 5G launch, new business models and use cases will emerge, unlocking further potential
CONNECTIVITY
2020
21
22
23
2024

INVESTOR DAY 2022 AGENDA

		Speakers:	
Opening remarks & 1Q22 update	1	Alberto Griselli Camille Faria	9:00 – 9:30
Our aspiration	2	Alberto Griselli	9:30 – 9:40
How we will reach our aspiration	3	Alberto Griselli Leonardo Capdeville Renato Ciuchini	Mobile 9:40 – 10:10 Broadband 10:10 – 10:25 B2B 10:25 – 10:35 Beyond Connectivity 10:35 – 10:50
Best value proposition for the investor community	4	Mario Girasole Camille Faria	11:00 – 11:20
Closing remarks and Q&A	5	Top management	11:20 – 12:00



CONSUMER PLATFORM

HIGH VALUE GENERATION BEYOND THE CORE THROUGH PARTNERSHIPS WITH POTENTIAL UNICORNS

STRATEGY RECAP: WE HAVE A CLEAR STRATEGY TO GENERATE VALUE TO OUR CUSTOMERS, PARTNERS AND SHAREHOLDERS

CONSUMER PLATFORM

Strategic approach

Targets

Organizations that can grow exponentially leveraging TIM assets through a symbiotic relationship

Monetization model

Revenue share and equity:

- Channel as a service
- Customer base for equity

Loyalty (lower churn)

Innovative positioning

Distinctive value proposition

Additional customer knowledge insights


Beyond connectivity

New revenue streams

Advertising & data monetization

Equity value generation

Participation in highly valuable disruptors

WE WILL LEVERAGE OUR UNIQUE ASSETS TO BOOST DISRUPTORS AND UNICORN CANDITADES

CONSUMER PLATFORM

Our unique assets

Massive customer base

65M+ clients — **50M + 16.4M from Oi**

Brand Endorsement
94% brand awareness
Folha de SP Top of Mind

National Sales Capillarity
1k dedicated POS +
200k non-exclusive POS

TIM Ads – Digital Channels
14 digital channels that cover 100% consumer journey

At Scale Billing and Collection
500M financial transactions

TIM Insights – Big Data
550 data points/customer

Consumer Reward
+30M customers with Opt In

Potential industries

Estimated EV/customer multiple

- Fintech
- Health -care
- Insurance
- Entertainment
- Education
- Mobile ads+ big data
- Telco services

Fit with our customers base

BRL 3-5 Bln
in equity by 2027

IN THE LAST 24 MONTHS, WE HAVE BUILT AN UNRIVALLED, EFFICIENT AND SCALABLE MACHINE TO CONVERT MILLIONS OF CUSTOMERS FOR NEW DIGITAL SERVICES

CONSUMER PLATFORM



Awareness
Consideration
TIM
Conversion machine
Engagement
Conversion

Conversion through ecosystem with 14 channels

Interact with customers through the 14 channels at all different times of the TIM journey, for frequent frequency

Advanced analytics for ultra-segmentation

30M+ Opt-in and 500+ data points for in-depth customer knowledge and contextualization of interactions to ensure relevance

Quick test-and-learn to boost conversion

Thousands of tests are performed combining customer segments, channels, medias, claims to ensure the best conversion rates

Continuous, solid and intelligent execution

Execution with excellence of processes and technological flows using propensity algorithms and machine learning

TIM IS THE ONLY ONE

THAT CAN OFFER DIGITAL SERVICES FROM OUR CONSUMER PLATFORM PARTNERS INTEGRATED WITH OUR CORE OFFER THROUGHOUT THE ENTIRE PHYGITAL CUSTOMER JOURNEY



TIM CUSTOMER JOURNEY

We have defined the journey of the customers in our consumer platform

Example of customer journey (prepaid)

1. Purchases pre-paid chip at TIM's store


VOCÊ QUER,
VOCÊ PODE!
CURSOS DE GRADUAÇÃO DIGITAL PARA QUALQUER CLIENTE TIM.

https://www.youtube.com/watch?v=ivC81xLXI8w

OUR ESTABLISHED CONSUMER PLATFORM PARTNERSHIPS HAVE PROVEN OUR EXECUTION CAPABILITIES

CONSUMER PLATFORM

Current operating partnerships

C6 BANK ampli

Keeping the
Top Performance for 7 Quarters
in financial services

4.8% equity stake[1]
(BRL 499 mln[2]) @ C6 Bank

2M+ customers engaged
in Digital Education

70k customers registered
in the Ampli Platform (open courses, undergrad and post grad)

Examples of our contributions to partnerships

+100M
people reached in joint campaigns

+6M
customers converted

+14M
internet bonus awarded

(1) Estimated indirect stake considering the right to exercise subscription bonuses equivalent to approx. 4,4% of C6's share capital (see note 36 of the Financial Statements) and an additional 0.36% registered in April/22; (2) It refers to the fair value amount reported in the Balance Sheet in March, 22 (equivalent of ~4.4% equity stake)

WE ARE IN DISCUSSION WITH SEVERAL INDUSTRIES TO FIND THE RIGHT DEALS THAT WILL GENERATE THE RIGHT VALUE TO OUR CUSTOMERS, PARTNERS AND SHAREHOLDERS


Opportunity assessment
Insurance
Energy
10101
01010
10101
Big Data
Marketplace
Wellness
Mobile Advertising
Partner decision
Healthcare
Commercial launch
Security
Partnership evolution
C6 BANK
(scaled up)
ampli
(scaling up)

WE ESTABLISHED A NEW PARTNERSHIP FOCUSING ON SECURITY WHICH WILL ALSO ALLOW US TO ENLARGE OUR ADVERTISING AUDIENCE AND ENRICH OUR CUSTOMER PROFILING

CONSUMER PLATFORM

TIM + FS

The Problem


PROTEÇÃO
PIX
Suas transações fáceis, ágeis e com cobertura multi bancos
Segurança e tranquilidade por meio da tecnologia

TIM Customer Base have massively adopted Digital Payments in the last 24 months

117MM of Brazilians and 9MM companies have registered to PIX

PIX is the largest payment method in Brazil with over 50MM transactions per day

The Market

Maslow's Hierarchy of needs in a digital world and the companies that fulfill them


SELF-REALIZATION
ESTEEM
BELONGING
SAFETY
FS
PHYSIOLOGICAL

The Deal

- ✓ **NewCo** to be formed between TIM and FS
- ✓ TIM will **receive a commission per customer "captured"** for the NewCo
- ✓ TIM will earn **equity in the NewCo up to 35%** based on revenue generation
- ✓ NewCo will focus on **security and aims to enlarge TIM advertising inventory and enrich a customer base profiling**
- ✓ NewCo will target **IPO in 3 to 5 years**

INVESTOR DAY 2022 AGENDA

		Speakers:	
Opening remarks & 1Q22 update	1	Alberto Griselli Camille Faria	9:00 – 9:30
Our aspiration	2	Alberto Griselli	9:30 – 9:40
How we will reach our aspiration	3	Alberto Griselli Leonardo Capdeville Renato Ciuchini	Mobile 9:40 – 10:10 Broadband 10:10 – 10:25 B2B 10:25 – 10:35 Beyond Connectivity 10:35 – 10:50
Best value proposition for the investor community	**4**	**Mario Girasole Camille Faria**	**11:00 – 11:20**
Closing remarks and Q&A	5	Top management	11:20 – 12:00

BEST VALUE PROPOSITION FOR THE INVESTOR COMMUNITY

TIM

01 ESG AGENDA EMBEDDED IN THE BUSINESS STRATEGY

02 PURSUING VALUE CREATION OPPORTUNITIES ALIGNED WITH OUR STRATEGY IN ORDER TO OUTGROW THE MARKET

03 GROWING PROFITABILITY, USING DIGITAL TRANSFORMATION & TRADITIONAL INITIATIVES WHILE BENEFITING FROM OI'S ASSETS

04 MIGRATING TOWARDS A BETTER CAPITAL STRUCTURE, WHILE INCREASING YIELD TO OUR SHAREHOLDERS

01 OUR ESG AGENDA IS DIRECTLY EMBEDDED INTO OUR BUSINESS STRATEGY

Better Resource Management for a Better Future



100% Renewable Energy
+96% Ecoefficiency
Environmental
Resources
1st D&I Global Telco
REFINITIV
Social
People
83% Engagement
Business Strategy
Values
Governance
-44% Anatel Complaints
1st Pro-Etica Telco
PRO ETICA

Enhancing Human Capital as a Long-Term Investment

Stakeholder Interest as a business value

01 BETTER RESOURCE MANAGEMENT FOR A BETTER FUTURE

Targets...

			2021
Recycling of solid waste	≥95%	2023	98%
Indirect carbon emissions*	-100%	2025	-153%
Ecoefficiency in data management*	+80%	2025	+96%
Renewable Energy	100%	2025	100%
Carbon neutral, scopes 1 and 2*	-100%	2030	-94%

*Compared to 2019 results

...milestones and achievements

Sustainable finance


Framework for
TIM's sustainability
linked bonds

R$ 1.6 bi
SLB

Sustainable infrastructure



Biosites

Low cost,
Low impact

Distributed generation + offsetting strategy

46
Power plants



+ 31 new power plants by the end of 2022

New policies and practices



6.5 tons
Electronical waste

ICO2 B3

Índice CDPR
Resiliência
Climática

CDP

Programa Brasileiro GHG Protocol

ISO

01 ENHANCING HUMAN CAPITAL AS A LONG-TERM INVESTMENT

Social

Targets...

	2023	2021
Employee engagement	≥80%	83%
Black employees*	≥40%	36%
Women at leadership positions*	≥35%	34%
Employees trained on ESG culture	≥99%	95%
Employees with digital capabilities	5,000	1,861
4G coverage	100%	85%

*Compared to 2019 results

...milestones and achievements

REFINITIV

Diversity and inclusion index

1st Telco Worldwide
1st Company Brazil
19th Company Worldwide

1st Diversity in Tech

GSMA 2021 Global Mobile Award

Instituto TIM

Social investment in Education



5,570 municipalities by 2023
TIM

1st Telco committed to deploy 4G in 100% of Brazilian municipalities

FTSE4Good

Anatel Accessibility Award

1st 2019
1st 2021

01 STAKEHOLDERS' INTERESTS AS A BUSINESS VALUE

Targets...

			2021
ISO 27001 (Cybersecurity)	Obtain	2022	-
Anatel customer complaints*	-50%	2023	-44%
ISE, Novo Mercado, Pró-Ética, ISO 14001, ISO 9001 and ISO 37001	Maintain	2023	Maintained

*Compared to 2019 results

...milestones and achievements

EMPRESA PRÓ ÉTICA — 1st Telco Pró-Ética Seal

ISO 37001 — Anti-bribery Management System

78 ESG score
Very High
Disclosure

Sustainability Yearbook
Member 2022
S&P Global

1st in 2021 Anatel ranking for customer satisfaction related to Anatel demands

ANATEL

NOVO MERCADO BM&FBOVESPA
Since 2011

ISEB3
14 Years

Índice S&P/B3 Brasil ESG

MSCI

ISO 9001

01 RECOGNIZED DISCLOSURE AND TRANSPARENCY

Reporting...


RELATÓRIO
ESG 2021
TIM

https://api.mziq.com/mzfilemanager/v2/d/4c4aa51f-1235-4aa1-8b83-adc92e8dacc3/d24dceab-0c9f-676b-8ec1-2183f530537c?origin=1


TIM
Overview, Indicators and Indexes

https://ri.tim.com.br/esg/visao-geral-indicadores-e-indices/

... and Acknowledgements

" C-Level engagement and transparency, comprehensive ESG Report "
(Santander)

" We see TIM well positioned from an ESG perspective, with great efforts being put in place, as well as solid commitments ahead and a high level ESG data disclosure "
(XP Investimentos)

" Great transparency on data related to employees "
(BTG)

S&P - Corporate Sustainability Assessment (CSA)

Disclosure Analysis

Required Public Disclosure		Additional Disclosure	
Disclosure Rate	97%	Disclosure Rate	97%
Data Availability Relative to Peers	Very High	Data Availability Relative to Peers	Very High
Maximum Industry Score	37	Maximum Industry Score	63
Potential Score based on Disclosure	36	Potential Score based on Disclosure	61
Actual Score based on Disclosure	30	Actual Score based on Disclosure	48

PURSUING VALUE CREATION OPPORTUNITIES ALIGNED WITH OUR STRATEGY IN ORDER TO OUTGROW THE MARKET

02

Increasing CAGR from mid-single digit to HIGH-SINGLE DIGIT

17.5

2021A
Net Service Revenue

Mobile (Oi, 5G and Others)

Broadband

B2B/IOT

Customer Platform

2027E
Net Service Revenue

Capturing value from Oi
Relevant capital required with significant growth potential and moderate risks

Exploiting 5G growth opportunities
Moderate to relevant capital required with high growth potential and low risks

Organic & Inorganic growth opportunities in FTTH
Moderate to relevant capital required with high growth potential and moderate risks

Increase B2B/IOT verticals growth
Low to moderate capital required with growth potential and medium risks

Extracting value from Customer Platform Partnerships
Minimum capital required with disproportionate growth potential and high risks

Capital requirements for growth initiatives will be balanced with shareholder remuneration evolution

03 MAINTAINING PROFITABILITY, USING DIGITAL TRANSFORMATION & TRADITIONAL INITIATIVES TO DRIVE EFFICIENCY

EBITDA-CAPEX / NET REVENUE

2021 — %
~24%

2022 — %

- ✓ Contribution from Oi
- ✓ I-Systems impact
- × Oi TSA and other integration costs
- × Impact from initial 5G deployment

2024 — %
~29%

- ✓ Phase-out of the impact of Oi TSA and integration
- × Dilution of 5G deployment

2027 — %

- ✓ Full benefit from Oi acquired spectrum and other transaction benefits
- ✓ Initial 5G payback

EVOLUTION OF IMPACTS FROM OI, I-SYSTEMS AND 5G

Traditional cost cutting initiatives | **Expansion of BPO initiatives**

Accelerate digitalization & automation

STRONG FOCUS ON BUSINESS PRODUCTIVITY

04 VIRTUOUS CYCLE OF CASH FLOW GROWTH AND BETTER CAPITAL STRUCTURE LEADING TO HIGHER DIVIDENDS


NEW REVENUES
WELL ALLOCATED CAPITAL TO GROWTH OPPORTUNITIES
SOLID AND SUSTAINABLE CASH-FLOW
BEST-IN-CLASS MARGIN
CONTINUED EFFICIENCY INITIATIVES
REVENUE GROWTH
TIM

A NEW ERA STARTS NOW!


Annual announced dividends
(R$bln)
0,5
0,3
1
1
1,1
1,1
~2
2016
2017
2018
2019
2020
2021
2022

04 WE WILL DELIVER SUPERIOR AND SUSTAINABLE VALUE TO OUR SHAREHOLDERS



LATAM Telcos Dividend Yield *(2021, %)*
Starting to reposition TIM among its peers
0,3%
3%
4%
~6%
TARGET ADJUSTED FOR RECENT SHARE REPURCHASE
3%
8%
8%
telecom
(Telecom Argentina)
TIM
MEGACABLE
américa móvil
vivo
eTb

Source: Bloomberg (April 2022).
Note: (1) Expected dividend yield for AMX following the recent share purchase as per Wall Street reports. (2) Considers dividends paid-in-capital.

POSITIONING US AS THE VEHICLE OF CHOICE IN THE SPACE

	TIM	Large Telcos	ISPs
Short-term benefits from market consolidation	✓ ✓	✓	✗
Innovation & partnerships track record	✓ ✓	✓	✗
Profitability (EBTIDA margin)	✓ ✓	✓	✓ ✓
Attractive Dividend Yield	✗ → ✓	✓	✗
Phase-out Business Exposure	✓	✗	✓
Convergence opportunities	✓	✓	✗
ESG embedded in the strategy	✓ ✓	✓	✓

THE NEXT GENERATION TIM!

INVESTOR DAY 2022 AGENDA

Session	#	Speakers:	Time
Opening remarks & 1Q22 update	1	Alberto Griselli Camille Faria	9:00 – 9:30
Our aspiration	2	Alberto Griselli	9:30 – 9:40
How we will reach our aspiration	3	Alberto Griselli, Leonardo Capdeville, Renato Ciuchini	Mobile 9:40 10:10 Broadband 10:10 – 10:20 B2B 10:25 – 10:35 Beyond Connectivity 10:35 – 10:50
Best value proposition for the investor community	4	Camille Faria and Mario Girasole	11:00 – 11:20
Closing remarks and Q&A	5	Top management	11:20 – 12:00

WHY INVEST IN TIM?

TIM will outgrow the market in key business lines

TIM is better equipped to explore new avenues of growth

TIM has ESG embedded into its strategy

TIM is improving its capital structure and shareholder remuneration

Solid foundations with transformational M&A

New market structure and dynamics (5G)


THE NEXT
GENERATION
TIM